October 31, 2019

VIA EDGAR

Mr. Gary Newberry

Office of Electronics & Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vivos Inc.
File No. 024-11049

Dear Mr. Newberry:

We have received your correspondence dated October 29, 2019 and have addressed your remarks by reproducing below each comment and providing our response immediately thereafter.

This letter is submitted on behalf of Vivos Inc. (the “Company”) in response to comments of the staff of the Office of Electronics & Machinery (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), filed on October 8, 2019 as set forth in your letter dated October 29, 2019 (the “Comment Letter”).  As more particularly set forth below, the Company intends to file an amendment to the Offering Statement (the “Form 1-A/A”) (“Amendment No. 3”) following the Staff’s reply to the Company’s responses set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment.

Amendment No. 2 to Offering Statement on Form 1-A filed October 8, 2019

Exhibits

1.

We note that section 6 of the subscription agreement identifies the state and federal courts sitting in the southern district of New York as the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of transactions contemplated by the subscription agreement and any documents included within the offering circular.  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response

In response to the Staff’s comment, the Company has elected to delete the exclusive forum provision set forth in the Subscription Agreement as it relates to the interpretation, enforcement and defense of transactions contemplated by the Subscription Agreement and any documents included within the Offering Circular.

2.

We also note section 6 of the subscription agreement waives a trial by jury. Please clarify and disclose if this applies to actions arising under the federal securities laws. Please include risk factor disclosure regarding waiver of jury trial.  In addition, we note that section 6 contains an indemnification provision. Please revise your offering circular to highlight the provision in more detail and explain how the provision applies to investors.  Also, please include risk factor disclosure that highlights the indemnification provision.

Response

Similar to the elimination of the exclusive forum provision in response to the Staff’s comment No. 1 above, the Company has elected to delete the last sentence in Section 6 of the Subscription Agreement requiring investors to waive a trial by jury.  In addition, the Company will amend Section 5 of the Subscription Agreement to eliminate the requirement that investors indemnify the Company under certain circumstances.

Following the Staff’s response to this letter, and assuming no further Staff comments to the Form 1-A/A, we intend to file Amendment No. 3 to the Form 1-A/A, including an amended form of Subscription Agreement, promptly following a response from the Staff, as follows:

1.

Section 5 of the Subscription Agreement will be amended as follows:

5.  Survival. The representations, warranties and covenants made by the Investor herein shall survive the closing of this Subscription Agreement.

2.

Section 6 of the Subscription Agreement will be amended as follows:

6. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Subscription Agreement, shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included within the Offering Circular, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

*  *  *

We confirm that we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Respectfully submitted,
/s/ Michael Korenko
Michael Korenko
Chief Executive Officer